Exhibit A

Ceragon to Provide $8 Million Private Network Modernization
for a Leading Power Utility in EMEA

Rosh Ha'ain, Israel, August 13, 2025 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, is advancing its partnership with an existing customer, to spearhead the modernization of a private communications network for a leading power utility in EMEA. This large-scale initiative, which commenced at the beginning of the year, is now expected to generate aggregate revenues of approximately $8 million. This project is aimed at meeting increasing capacity demands, replacing end-of-life systems, and ensuring reliable nationwide connectivity using Ceragon’s high power full indoor and split mount radios.

Following an in-depth wireless technology review requested by the utility, a leading solutions provider in the region selected Ceragon’s advanced radios as its top choice. The evaluation and subsequent selection at the beginning of 2025, which compared offerings from competing global vendors, underscored Ceragon’s exceptional technical capabilities, transparency, and reliability.

The project focuses on deploying advanced microwave solutions to enhance the utility’s nationwide backbone network. Phase one of the project is already being delivered, with additional upgrades expected to be utilized through the end of 2025. Ceragon technology will deliver resilient and high-capacity connectivity optimized for diverse operational environments.

To date Ceragon has received orders at value of approximately 75% of the project and is expecting to get the balance within 2025. Throughout H1 2025, Ceragon has recognized approximately 50% of the anticipated revenues. In addition, this success positions Ceragon to win subsequent phases in the following years.

"The selection of Ceragon for this large-scale project with our full indoor and split-mount solutions, and utilizing our high-power radios, highlights the strength of our cutting-edge technology and scalable solutions," said Doron Arazi, CEO, Ceragon. "This decision positions the utility to meet its ambitious operational goals while ensuring robust network performance and future-readiness."

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; the company's ability to successfully deliver and maintain evolving business volume; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
1+646-809-4048

Joey Delahoussaye
FNK IR
1+312-809-1087

crnt@fnkir.com